August 13, 2015
Mr. Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F St., NE
Washington, DC 20549-7010

Re:	United States Steel Corporation
Form 10-K for the Fiscal Year Ended December 31, 2014, filed February 24, 2015
File No. 001-16811

Dear Mr. O’Brien:

United States Steel Corporation (“U. S. Steel”, “we”, “us” or “the Company”) hereby submits responses to the comments of the staff (“the Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced filing (the “Form 10-K”), as set forth in your letter dated July 16, 2015 (the “Comment Letter”).
In responding to the comments contained in the Comment Letter, we acknowledge that:

1.	We are responsible for the adequacy and accuracy of the disclosure in our filings with the Commission;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings, and

3.	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States of America.
Our responses to the Comment Letter are set forth in the numbered paragraphs below and correspond to the numbered comments in the letter, with your comments presented in bold italics and quotation marks.

SEC Comment #1
Form 10-K for the year ended December 31, 2014

Net Sales by Segment, page 62

“We note that income from operations for your flat-rolled segment was significantly impacted from 2012 to 2013 and 2013 to 2014 due to fluctuations in the average realized price per ton. We also note disclosure on page 63 that the decrease in sales for the flat-rolled segment in 2013 was due in part to lower average realized prices, which resulted from downward pressure on spot market pricing. Where material changes in average realized prices materially impact segment income, please elaborate on the factors, trends or events that affected average realized prices or related spot market pricing.”
Response:
In future filings, U. S. Steel will provide additional disclosures when changes in average realized prices materially impact segment income which will include elaborating on the factors, trends or events that affect average realized prices and related spot market pricing.
For example in our Form 10-Q for the quarterly period ended June 30, 2015, filed with the Commission on July 29, 2015, we have disclosed that the decrease in average realized prices was a result of market conditions, including high import levels which have served to drastically depress both spot and contract prices.
In addition, pursuant to Item 303(a)(ii) of Regulation S-K and to the extent that future rate trends are known and material to our operations, U. S. Steel will include these known trends or uncertainties in our MD&A discussion.

SEC Comment #2
4. Deconsolidation of U.S. Steel Canada and other charges, page F-17

“Please help us understand how you arrived at the $416 million pre-tax loss on deconsolidation and other charges associated with the CCAA filing if USSC had $1.72 billion of assets and $3.42 billion of liabilities at September 15, 2014. Specifically address how the allowance for doubtful accounts of $1.44 million as described on page F-19 impacted the calculation.”
Response:
As disclosed on page F-17 of the Form 10-K, in Note 4, Deconsolidation of U. S. Steel Canada and other charges, the loss on deconsolidation contained other charges. The deconsolidation of U. S. Steel Canada Inc.’s (“USSC”) assets and liabilities resulted in a net gain of approximately $1.7 billion, which was a component of the loss on deconsolidation. Several other components resulted in this gain becoming a loss, including: (i) the allowance for doubtful accounts, (approximately $1.44 billion), (ii) currency translation adjustment write-offs (approximately $165 million), (iii) accumulated other comprehensive loss related to pension and other postretirement benefits (approximately $470 million), and (iv) other fees and expenses (approximately $40 million) resulting in the ultimate loss on deconsolidation of $416 million recognized and disclosed in the Form 10-K.
The allowance for doubtful accounts was based on management’s best estimate of the collectability of certain intercompany loans and trade accounts receivable U. S. Steel had with USSC at the deconsolidation date on September 16, 2014. Subsequent to the deconsolidation of USSC, these accounts are considered third party loans and trade accounts receivable.

SEC Comment #3

“Please tell us and disclose whether U.S. Steel is obligated to provide for any losses or liabilities of USSC post-CCAA filing.”
Response:
U. S. Steel is not financially responsible for the operational losses or liabilities of USSC following USSC’s Canada’s Companies’ Creditors Arrangement Act (CCAA) filing on September 16, 2014, subject to limited exceptions where U. S. Steel has continuing contractual obligations for certain liabilities. Those limited exceptions are immaterial to the financial position and financial results of the Company and therefore, we elected not to disclose.

SEC Comment #4

“Please tell us how you determined that the $434 million owed to U.S. Steel by USSC as described on page F-19 is collectible given the significant excess of USSC’s liabilities over its assets. Disclose how long you expect it will take to have this amount fully repaid. In this regard, we note the disclosure on page 42 of the March 31, 2015 Form 10-Q indicating that U.S. Steel’s claims have been challenged by a number of interested parties, which could result in changes to the values of those claims.”
Response:
As disclosed in Note 4, Deconsolidation of U. S. Steel Canada and other charges, in the Form 10-K, the collectability of U. S. Steel’s retained interest of $434 million was based on management’s best estimate at the deconsolidation date, net of an allowance for doubtful accounts.
The estimate used by management to determine U. S. Steel’s retained interest was based on the recoverability of USSC’s assets in relation to secured and unsecured creditor claims included in USSC’s CCAA filing on September 16, 2014.
Management employed the use of a third party valuation specialist to estimate the fair value of USSC’s assets, which included production facilities, as well as certain joint venture assets and land held by USSC. The fair values of these assets were then used in a recoverability analysis that compared the amounts of the asset fair values available for payment of secured and unsecured creditor claims.
In the recoverability analysis employed by management to estimate U. S. Steel’s retained interest, the secured creditor claims were assumed to be satisfied at their full value. After satisfying the secured creditor claims, the residual amount from the asset fair values was used to estimate the recoverability of the unsecured creditor claims on a pro-rata allocation basis. This resulted in a recovery estimate at less than full value for U. S. Steel’s unsecured claims.
Although there are ongoing challenges to our claims through the CCAA restructuring process, an independent Canadian court-appointed Monitor performed a forensic audit of those claims. The Monitor’s audit did not identify any outstanding issues in respect of the calculation of our claims. While these claims are being challenged, management believes they are valid and currently expects a determination on our claims to be made before the end of 2015.
We continue to assess the recoverability of our claims through various internal control procedures on a quarterly basis. These controls are designed to ensure that material triggering events which would call into question the realizability of the Company’s retained interest are appropriately addressed. Additionally, we believe our claims are collectible to the extent the fair value of USSC’s assets is available to satisfy both secured and unsecured creditor claims.
Based on the outcome of the internal control procedures noted above, management determined that economic conditions impacting the overall steel industry, the strength of the U.S. dollar, high levels of imports, many of which we believe are unfairly traded, which resulted in reduced steel prices, and depressed steel company valuations, made it necessary to reduce the Company’s retained interest in USSC during the second quarter of 2015. This resulted in a pre-tax charge of approximately $255 million and a write-down of the Company’s estimated retained interest to approximately $180 million. This has been disclosed in Note 22, USSC Retained Interest, of our quarterly report on Form 10-Q filed with the Commission on July 29, 2015.
Recently, USSC initiated a Sale and Restructuring/Recapitalization Process (SARP). The SARP permits interested parties, including U. S. Steel, to place formal bids for the acquisition of certain of USSC’s assets. Final bids were due on July 24, 2015. Management believes this process may be completed before the end of 2015.
The ultimate recoverability of U. S. Steel’s retained interest in USSC is dependent upon the outcome of the SARP and the claims processes. However, given the facts and circumstances currently available, management believes its recent assessment of U. S. Steel’s estimated retained interest of approximately $180 million is reasonable as disclosed in Note 22, USSC Retained Interest, of the Company’s quarterly report on Form 10-Q filed with the Commission on July 29, 2015.

SEC Comment #5
24. Contingencies and Commitments, page F-53

“We note your statement on page F-54 that the amount the Company accrues for pending asbestos claims is not material to your financial condition. It is not clear, however, whether the related expense is material to your results of operations. Please revise to quantify such expenses incurred in the periods presented or otherwise disclose, if true, that such amounts have not historically been material in any period. Also revise to quantify average settlement amount per claim, as we note total settlements paid have been disclosed previously. Refer to the Interpretive Response to Question 3 of SAB 5:Y.”

Response:
We have reviewed Interpretive Response to Question 3 of SAB 5:Y and believe that the detailed asbestos claim activity regarding settlement payments provided in prior filings is not necessary for an understanding of our asbestos contingencies. Total settlement payments were not material when disclosed previously, and subsequent claims experience leads us to continue to believe that the likelihood of a material adverse effect on our consolidated financial statements or our results of operations is remote. Our estimated amount of loss for asbestos claims is not material under applicable standards and we will add the assertion that it is not material to our consolidated financial statements to future filings.

Please contact me (412-433-5394), or, in my absence, Kim Fast, Assistant Corporate Controller (412-433-5572) with any questions. With respect to any legal issues, please contact Arden Phillips, Corporate Secretary & Associate General Counsel (412-433-2890) directly.

Sincerely,
/s/ Colleen M. Darragh
Colleen M. Darragh
Vice President and Controller
cc: David Burritt
Kim Fast
Arden T. Phillips